                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _____ to _____

                        Commission file number 000-51990


                        LIBERTY MEDIA 401(K) SAVINGS PLAN
                            (Full title of the Plan)


                            LIBERTY MEDIA CORPORATION
              (Issuer of the securities held pursuant to the Plan)


                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                   (Address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS:                                                      PAGE NO.
--------------------                                                       --------
   Report of Independent Registered Public Accounting Firm                     1

   Statements of Net Assets Available
      for Participant Benefits,
      December 31, 2005 and 2004                                               2

   Statements of Changes in Net Assets
      Available for Participant Benefits,
      Years ended December 31, 2005 and 2004                                   3

   Notes to Financial Statements,
      December 31, 2005 and 2004                                             4 - 10

   Schedule 1 - Schedule H, Line 4i - Schedule of Assets
      (Held at End of Year), December 31, 2005                                11

   Schedule 2 - Schedule H, Line 4j - Schedule of Reportable
      Transactions, Year ended December 31, 2005                              12

EXHIBIT -


   23-Consent of KPMG LLP


SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                 (Name of Plan)


                                        By /s/ CHRISTOPHER W. SHEAN
                                           ------------------------------------
                                           Christopher W. Shean
                                           Member of Plan Committee


June 20, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Committee
Liberty Media 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2005 and 2004, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Liberty Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        KPMG LLP



Denver, Colorado
June 16, 2006

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 2005 and 2004


                                                           2005          2004
                                                         ---------    ---------
                                                           amounts in thousands
Contributions Receivable:
       Participant                                       $      37           --
       Employer                                                 37           --
                                                         ---------    ---------
                                                                74           --
                                                         ---------    ---------

Investments, at fair value:
       Liberty Media Stock Fund (notes 1, 2 and 8)          28,653       48,999
       Liberty Global Stock Fund (notes 1, 5 and 6)          7,541       10,164
       Discovery Holding Stock Fund (notes 1 and 7)          5,214           --
       Mutual funds                                         45,901       97,661
                                                         ---------    ---------
                                                            87,309      156,824
                                                         ---------    ---------

Participant loans (note 2)                                   1,002        2,084
                                                         ---------    ---------

Payable for required refunds of excess contributions        (1,091)      (1,517)
                                                         ---------    ---------
    Net assets available for participant benefits        $  87,294      157,391
                                                         =========    =========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statements of Changes in Net Assets Available
                            for Participant Benefits

                     Years ended December 31, 2005 and 2004

                                                                                  2005         2004
                                                                                ---------    ---------
                                                                                 amounts in thousands
Contributions:
    Employer                                                                    $   8,289        8,657
    Participant                                                                    13,808       15,969
    Rollovers                                                                       1,541        7,197
                                                                                ---------    ---------
                                                                                   23,638       31,823
                                                                                ---------    ---------

Net investment income (loss):
    Net appreciation (depreciation) in fair value of investments                   (5,120)      11,826
    Interest and dividend income                                                    2,604        2,495
                                                                                ---------    ---------
                                                                                   (2,516)      14,321
                                                                                ---------    ---------

         Total contributions and net investment income                             21,122       46,144

Transfers of assets (notes 5 and 7)                                               (64,350)      (2,714)
Administrative expenses                                                              (345)        (512)
Refund of excess contributions                                                     (1,091)      (1,517)
Distributions to participants                                                     (25,433)     (12,734)
                                                                                ---------    ---------

         Increase (decrease) in net assets available for participant benefits     (70,097)      28,667

Net assets available for participant benefits:

         Beginning of year                                                        157,391      128,724
                                                                                ---------    ---------

         End of year                                                            $  87,294      157,391
                                                                                =========    =========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Plan is Liberty Media LLC ("Liberty"), formerly known as Liberty Media Corporation, and now a wholly owned subsidiary of Liberty Media Corporation, which was formerly known as Liberty Media Holding Corporation ("New Liberty"). See note 8.

     TRUST FUND MANAGED BY FIDELITY MANAGEMENT TRUST COMPANY ("TRUSTEE")

     Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

     INVESTMENTS

     Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities.

     The Liberty Media Stock Fund, the Liberty Global Stock Fund, and the Discovery Holding Stock Fund are unitized funds that are measured in units rather than shares. At December 31, 2005 and 2004, the Liberty Media Stock Fund consisted mostly of Liberty Series A common stock with an insignificant amount of cash or cash equivalents. The Liberty Global Stock Fund consists mostly of Liberty Global, Inc. ("LGI") Series A common stock with an insignificant amount of cash or cash equivalents. LGI was formed in May 2005 in connection with the business combination transaction (the "LGI Transaction") between Liberty Media International, Inc. ("LMI") and UnitedGlobalCom, Inc. In the LGI Transaction, each stockholder of LMI, including the Liberty Plan, received one share of LGI common stock for each share of LMI common stock held. Subsequent to the LGI Transaction, LGI effected a stock dividend whereby LGI stockholders received one share of LGI Series C common stock for each share of LGI common stock held. Prior to the end of 2005, the Liberty Plan sold all shares of LGI Series C common stock and used the resulting proceeds to purchase shares of LGI Series A common stock. The Discovery Holding Stock Fund consists mostly of Discovery Holding Company ("DHC") Series A common stock with an insignificant amount of cash or cash equivalents. The following closing market prices have been used to value investments in the Liberty Plan's unitized stock funds:

                                                 December 31,
                                             --------------------
                                              2005           2004
                                             ------         -----
          Liberty Series A common stock      $ 7.87         10.98
          LGI Series A common stock          $22.50            --
          LMI Series A common stock          $   --         46.23
          DHC Series A common stock          $15.15            --

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

     Securities and investment transactions are accounted for on the trade date. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     DISTRIBUTIONS TO PARTICIPANTS

     Distributions requested by participants are recorded when paid.

     INCOME TAXES

     The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated June 1, 2005 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. The Liberty Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan's qualified status.

     PLAN EXPENSES

     Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans are paid by the borrowing participant. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

(2)  DESCRIPTION OF THE LIBERTY PLAN

     The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     GENERAL

     The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty and to receive benefits upon retirement. Employees of Liberty and certain 80% or more owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     CONTRIBUTIONS

     Participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined or (ii) after-tax contributions up to 10% of their compensation. Liberty and its subsidiaries, other than On Command Corporation, may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. On Command Corporation may make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 4% of eligible compensation. Ascent Media Group, Inc. ("Ascent Media"), a former subsidiary, could make matching contributions equal to $.50 for each $1.00 contributed by the participants up to a maximum match of 3% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions and combined employee pre-tax, employee after-tax and employer match contributions per participant (excluding catch-up contributions) were limited to $14,000 and $42,000, respectively, in 2005 and $13,000 and $41,000 respectively in 2004. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer. Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

     Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Plan. Employer contributions for participants who are not fully vested continue to be invested in the Liberty Media Stock Fund only. Employee contributions may be invested in any investments in the Liberty Plan, including the Liberty Media Stock Fund.

     NONPARTICIPANT-DIRECTED INVESTMENTS

     As noted above, employer contributions of 100% vested participants can be invested in any investment in the Liberty Plan. Therefore, the accompanying statements of changes in net assets available for participant benefits do not present activity based on participant-directed and nonparticipant-directed investments. Plan information, including information regarding participant-directed and nonparticipant-directed investments, about the significant components of the changes in net assets relating to the Liberty Media Stock Fund for the years ended December 31, 2005 and 2004, are as follows:

                                                                           2005           2004
                                                                         --------       --------
                                                                           amounts in thousands
     Balance at beginning of year                                        $ 48,999         54,078
          Contributions
             Employer                                                       6,474          7,856
             Participant                                                      928          1,298
             Rollovers                                                         32            284
          Interest income                                                      19             24
          Conversion of shares to LGI Stock Fund                               --         (8,595)
          Transfer of assets to Ascent Media Group 401(k) Plan             (5,185)            --
          Conversion of shares to DHC Stock Fund                           (6,401)            --
          Net  appreciation  (depreciation)  in fair value of stock
             fund                                                          (6,945)         4,195
          Net forfeiture credit                                                35             18
          Distributions to participants                                    (4,791)        (4,532)
          Exchanges out and transfer of assets                             (4,164)        (5,209)
          Net loan activity                                                   (96)          (191)
          Administrative expenses                                            (252)          (227)
                                                                         --------       --------
     Balance at end of year                                              $ 28,653         48,999
                                                                         ========       ========

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     ROLLOVERS

     Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with (a) the participant's deferral contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the day in which the loan was made plus 1%. The interest rate determined on any date will apply to all loans made after that date until an updated prime rate (plus 1%) is implemented by the Plan Committee. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account, and bear interest at rates ranging from 5% to 10% at December 31, 2005. Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

     FORFEITURES

     Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated approximately $217,000 and $291,000 during 2005 and 2004, respectively. Unused forfeitures aggregated approximately $105,000 and $148,000 at December 31, 2005 and 2004, respectively.

     INVESTMENT OPTIONS

     As of December 31, 2005, the Liberty Plan has 21 investment options including 18 mutual funds and three unitized stock funds. The mutual funds are comprised of a money market mutual fund, two growth and income mutual funds, three growth mutual funds, one small cap value mutual fund, one small cap growth mutual fund, two income mutual funds, a global growth mutual fund, an international growth mutual fund and six asset allocation funds based on target retirement dates. Plan participants may change investment options and contribution percentages on a daily basis.

     BENEFIT PAYMENTS

     Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     VESTING

     Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

                                                          Vesting
                           Years of Service             Percentage
                           ----------------             ----------
                           Less than 1                          0%
                           1 year                              33%
                           2 years                             66%
                           3 years                            100%

     Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

     PLAN TERMINATION

     Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

     RISKS AND UNCERTAINTIES

     The Liberty Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for participant benefits.

     The Liberty Plan has a concentration of investments in the Liberty Media Stock Fund. A change in the value of the Liberty Media Stock Fund could materially impact the net assets available for participant benefits due to this concentration.

(3)  INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2005 and 2004 are as follows:

                                                       Fair value at
                                                       December 31,
                                                   ---------------------
                    Investment                       2005          2004
     -------------------------------------------   --------      -------
                                                   amounts in thousands
     Liberty Media Stock Fund                      $28,653       48,999
     Liberty Global Stock Fund                     $ 7,541       10,164
     Discovery Holding Stock Fund                  $ 5,214           --
     Templeton Foreign A                           $ 4,557        8,833
     Spartan US Equity Index                       $ 7,674           --
     Fidelity Magellan *                           $    --       21,291
     Fidelity Equity Income                        $ 7,038       11,888
     Fidelity Investment Grade Bond                $    --        7,632
     Fidelity Retirement Money Market Account      $ 4,567       20,192

     ----------------
     * During the year ended December 31, 2005, the Liberty Plan Committee removed the Fidelity Magellan mutual fund as an investment option.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements


     During 2005 and 2004, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 2005           2004
                                               --------       --------
                                                amounts in thousands
     Liberty Media Stock Fund                  $ (6,945)         4,195
     Liberty Global Stock Fund (Series A)          (153)         2,085
     Liberty Global Stock Fund (Series C)          (332)            --
     Discovery Holding Stock Fund                   192             --
     Mutual funds                                 2,118          5,546
                                               --------       --------
                                               $ (5,120)        11,826
                                               ========       ========

(4)  RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as party-in-interest.

(5)  LMI SPIN OFF

     Effective June 7, 2004, Liberty effected the spin off (the "Spin Off") of its international subsidiary, LMI, by means of a distribution to Liberty's shareholders of all of the shares of common stock of LMI. Each Liberty shareholder, including the Liberty Plan through the Liberty Media Stock Fund, received .05 shares of LMI Series A common stock for each share of Liberty Series A common stock held. In connection with the Spin Off, the Liberty Plan was amended to allow participants to invest in a unitized stock fund which holds LMI Series A common stock.

     Liberty's subsidiary located in Puerto Rico (the "Puerto Rico Subsidiary") was included in the Spin Off and is now a subsidiary of LMI. In connection with the Spin Off, all participant accounts of employees and former employees of the Puerto Rico Subsidiary were transferred out of the Liberty Plan into the Liberty Media 401(k) Savings Plan - Puerto Rico during 2004. Aggregate amounts transferred were $2,714,000.

(6)  LMI RIGHTS OFFERING

     During the third quarter of 2004, LMI completed a rights offering pursuant to which existing shareholders, including the Liberty Plan, received .20 transferable subscription rights to purchase shares of LMI Series A common stock for each share of LMI Series A common stock held by them at the close of business on July 26, 2004. Liberty Plan participants could use available cash in their Liberty Plan account to exercise the rights attributable to the LMI Series A common stock in their accounts, or they could sell those rights through August 23, 2004.

(7)  DHC SPIN OFF

     On July 21, 2005, Liberty completed the spin off of DHC to its stockholders. DHC's assets included Liberty's 100% ownership interest in Ascent Media and Liberty's 50% ownership interest in Discovery Communications, Inc. The DHC Spin Off was effected as a tax-free distribution of DHC's shares to Liberty's shareholders. Upon completion of

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements


     this transaction, DHC became a separate publicly traded company. In connection with the spin off, shareholders of Liberty, including the Liberty Plan through the Liberty Media Stock Fund, received .10 shares of DHC Series A common stock for each share of Liberty Series A common stock held. The spin off of Ascent Media resulted in a partial plan termination, and therefore all participants employed by Ascent Media on the spin off date were 100% vested in their Liberty Plan accounts. The market value of investments and participant loans transferred out of the Liberty Plan to the newly established Ascent Media Group 401(k) Plan on August 15, 2005 related to this transaction were $62,979,000 and $1,329,000, respectively.

(8)  SUBSEQUENT EVENT

     On May 9, 2006, New Liberty completed the previously announced restructuring (the "Restructuring") pursuant to which a direct, wholly owned subsidiary of New Liberty merged (the "Merger") with and into Liberty and New Liberty became the new publicly traded parent company of Liberty. Immediately prior to the Merger, New Liberty was a direct, wholly owned subsidiary of Liberty. In the Merger, each holder of Liberty's common stock, including the Liberty Plan through the Liberty Media Stock Fund, received for each share of Liberty's Series A common stock held immediately prior to the Merger, 0.25 of a share of Liberty Interactive Series A common stock and 0.05 of a share of the Liberty Capital Series A common stock, and for each share of Liberty's Series B common stock held immediately prior to the Merger, 0.25 of a share of the Liberty Interactive Series B common stock and 0.05 of a share of the Liberty Capital Series B common stock, in each case, with cash in lieu of any fractional shares.

                                                                      SCHEDULE 1

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2005

         Identity of                                  Description of investment
           Issue                                         Including Par Value                                   Fair Value
         -----------                                  --------------------------                           --------------------
                                                                                                           amounts in thousands
Liberty Media Stock Fund                        Series A common stock, par value $0.01 per share
                                                (historical cost basis - $22,829,106)                            $28,653

Liberty Global Stock Fund                       Series A common stock, par value $0.01 per share
                                                (historical cost basis - $4,716,398)                              7,541

Discovery Holding Stock Fund                    Series A common stock, par value $0.01 per share
                                                (historical cost basis - $3,689,518)                              5,214

Templeton Foreign A                             Mutual fund                                                       4,557

Spartan US Equity Index                         Mutual fund                                                       7,674

PIMCO High Yield Fund - Administrative Class    Mutual fund                                                       1,105

ALLIANZ NFJ Small Cap Value                     Mutual fund                                                       1,510

Baron Growth                                    Mutual fund                                                       4,340

Davis NY Venture A                              Mutual fund                                                         606

Fidelity Retirement Money Market Account        Mutual fund                                                       4,567

Fidelity Equity Income                          Mutual fund                                                       7,038

Fidelity Investment Grade Bond                  Mutual fund                                                       3,770

Fidelity Overseas Fund *                        Mutual fund                                                       1,448

Fidelity Blue Chip Growth Fund                  Mutual fund                                                       1,774

Fidelity Low-Priced Stock Fund                  Mutual fund                                                       3,607

Fidelity Freedom Income Fund                    Mutual fund                                                         183

Fidelity Freedom 2000 Fund                      Mutual fund                                                         168

Fidelity Freedom 2010 Fund                      Mutual fund                                                         780

Fidelity Freedom 2020 Fund                      Mutual fund                                                       1,015

Fidelity Freedom 2030 Fund                      Mutual fund                                                       1,203

Fidelity Freedom 2040 Fund                      Mutual fund                                                         556

Participant loans                               Interest rates ranging from 5% to 10% with maturity
                                                dates through December, 2010                                     1,002
                                                                                                               -------
                                                                                                               $88,311
                                                                                                               =======

     * Subsequent to December 31, 2005, the Liberty Plan Committee removed Fidelity Overseas mutual fund as an investment option.

     All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan. Liberty Media Corporation (now known as Liberty Media LLC) is the plan sponsor, which is a party-in-interest to the Liberty Plan.

See accompanying report of independent registered public accounting firm.

                                                                      SCHEDULE 2


                        LIBERTY MEDIA 401(k) SAVINGS PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2005

                              amounts in thousands


 Identity of                     Description             Purchase          Selling       Cost of         Net gain
Party Involved                     of Asset                Price            Price         Asset          or (Loss)
--------------           ---------------------------     ---------         --------      -------         ---------
Liberty Media            Stock Fund, Series A             $  6,474               --            --               --
    Corporation *          common stock, par value
                           $.01 per share

*Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

                                  EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

     23-Consent of KPMG LLP